EXHIBIT 99.1

Caesarstone Reports Third Quarter 2014 Results

•	Third Quarter Revenue Up 30.7% to a New Record of $123.3 million
•	Diluted EPS of $0.75; Adjusted diluted EPS of $0.76, up 63.1%
•	Raises Full Year Guidance for Revenue and Adjusted EBITDA
•	Declares a Special Dividend of $0.57 per Share, Record date of November 26, 2014

MP MENASHE, Israel--(BUSINESS WIRE)--Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its third quarter ended September 30, 2014.

Revenue in the third quarter of 2014 increased by 30.7% to $123.3 million compared to $94.3 million in the same quarter of the prior year. On a constant currency basis, third quarter revenue growth was 31.1% compared to the same period last year. Growth in revenue was broad-based with strong continued increases in the United States, Australia and Canada, up 47.8%, 36.3% and 27.2%, respectively, compared to the same period in the prior year.

Yosef Shiran, Chief Executive Officer, commented, "We are pleased with our results for the third quarter in the United States, which continues to be our largest and fastest growing market, as well as in Australia and Canada. We were happy to see success this quarter from our new product, Calacatta Nuvo, which we recently launched in our key markets. Strong demand for our product offering, along with improved manufacturing throughput, contributed to our significant increase in revenue, profitability and cash flow."

Gross margin in the third quarter was 43.7% compared to 44.5% in the same period in the prior year.  Significant favorable product mix and scale were offset by strong growth from IKEA, which includes lower-margin fabrication and installation revenue, as well as some impact from foreign exchange fluctuations and, to a lesser extent, raw material price increases.

Operating expenses in the third quarter were $22.7 million, or 18.4% of revenue. Benefits of scale drove this improved performance in comparison to the prior year's third quarter level of $21.1 million, or 22.4% of revenue.

Operating income in the third quarter grew by 49.3% to $31.2 million, a margin of 25.3%, compared to $20.9 million, a margin of 22.2%, in the third quarter of 2013.

Adjusted EBITDA, which excludes share-based compensation expense, the excess cost of acquired inventory and other non-recurring costs, increased by 42.4% to $35.9 million in the third quarter, a margin of 29.1%. This compares to adjusted EBITDA of $25.2 million, a margin of 26.8% in the third quarter of the prior year.

Finance income in the third quarter was $1.0 million compared to finance expense of $1.1 million during the same period in the prior year. The change was predominantly related to the impact of foreign exchange rate fluctuations.

The Company reported net income attributable to controlling interest for the third quarter of 2014 of $26.5 million compared to $16.1 million in the same quarter in the prior year. Diluted earnings per share for the third quarter were $0.75 on 35.3 million shares.  This compares to $0.46 per diluted ordinary share on 35.3 million shares in the prior year's third quarter. On an adjusted basis, diluted earnings per share in the third quarter were $0.76 compared to $0.47 in the prior year.

The Company's balance sheet as of September 30, 2014 remained solid with cash and short term bank deposits of $77.7 million.

The Company also noted today that it remains on schedule with respect to its capacity expansion project in Richmond Hill, Georgia for its sixth and seventh lines to begin production in the second quarter and fourth quarter of 2015, respectively.  The Company also continues to prepare for further manufacturing capacity at its Richmond Hill facility to serve additional expected demand.

Dividend

The Company announced today it will pay a special dividend of $0.57 per ordinary share to shareholders of record on November 26, 2014, payable on December 23, 2014. The Company believes that, due to its strong cash balance, recent operating cash flow and outlook for the business, this dividend will not affect its ability to fund its growth strategy, anticipated capital expenditures and working capital needs for the foreseeable future. The dividend payment is subject to withholding tax as discussed in the taxation section of the Company's annual report on Form 20-F for the year ended December 31, 2013.

Guidance Increase

Following the strong third quarter, the Company today increased its revenue guidance for the full year of 2014 to a new range of $445 to $450 million as compared to its prior range of $435 million to $445 million.

Additionally, the Company raised its expected range of adjusted EBITDA for the full year to $115 million to $118 million, compared to its prior expected range of $112 million to $117 million.

Conference Call Details

Yosef Shiran, the Company's Chief Executive Officer, and Yair Averbuch, the Company's Chief Financial Officer, will host a conference call today, November 5, 2014, at 8:30 a.m. ET to discuss the results of the third quarter ended September 30, 2014, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-888-539-3696 or +1-719-457-2083 (international). Israeli participants can dial in at 1-80-924-5906. The pass code is 7387896.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 7387896. The replay will be available beginning at 11:30 a.m. ET on November 5, 2014 and will last through 11:59 PM ET November 19, 2014.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices; unpredictability of seasonal fluctuations in revenue; the outcome of silicosis claims and the claim by our former quartz processor; fluctuations in currency exchange rates; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated balance sheets

	As of
U.S. dollars in thousands	September 30, 2014	December 31, 2013
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents and Short term bank deposits	$77,747	$92,248
Trade receivables, Net	67,401	52,304
Other accounts receivable and prepaid expenses	28,477	22,853
Inventories	75,706	57,867

Total current assets	249,331	225,272

LONG-TERM ASSETS:
Severance pay fund	3,979	3,973
Long-term deposits and prepayments	815	1,603

Total long-term assets	4,794	5,576

PROPERTY, PLANT AND EQUIPMENT, NET	131,065	93,634

OTHER ASSETS	10,889	13,372

GOODWILL	39,134	39,702

Total assets	$435,213	$377,556

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$1,386	$5,454
Short-term loans from related parties	2,883	1,194
Trade payables	53,713	50,624
Account payables to related parties	1,519	1,408
Accrued expenses and other liabilities	23,779	20,890

Total current liabilities	83,280	79,570

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	9,529	12,342
Accrued severance pay	4,545	4,472
Other long-term liabilities	1,065	1,704
Deferred tax liabilities, net	4,465	6,245
Share based payment	974	-

Total long-term liabilities	20,578	24,763

REDEEMABLE NON-CONTROLLING INTEREST	8,854	7,624

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Ordinary shares	366	364
Additional paid-in capital	139,802	138,757
Accumulated other comprehensive income	1,512	3,680
Retained earnings	180,821	122,798

Total equity	322,501	265,599

Total liabilities and equity	$435,213	$377,556

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of income (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2014	2013	2014	2013

Revenues	$123,284	$94,320	$333,762	$259,741
Cost of revenues	69,358	52,322	193,027	139,206

Gross profit	53,926	41,998	140,735	120,535

Operating expenses:
Research and development	616	422	1,929	1,448
Marketing and selling	13,540	12,863	41,107	38,333
General and administrative	8,542	7,796	25,647	24,524

Total operating expenses	22,698	21,081	68,683	64,305

Operating income	31,228	20,917	72,052	56,230
Finance expenses (income), net	(1,029)	1,113	1,956	898

Income before taxes on income	32,257	19,804	70,096	55,332
Taxes on income	4,838	3,343	10,428	7,996

Net income	$27,419	$16,461	$59,668	$47,336

Net income attributable to non-controlling interest	(874)	(358)	(1,647)	(997)
Net income attributable to controlling interest	$26,545	$16,103	$58,021	$46,339
Basic net income per ordinary share	$0.76	$0.46	$1.66	$1.34
Diluted net income per ordinary share	$0.75	$0.46	$1.64	$1.32
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,999,925	34,732,961	34,875,423	34,642,246
Weighted average number of ordinary shares used in computing diluted income per ordinary share	35,333,542	35,322,419	35,379,125	35,148,613

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Condensed Consolidated statements of cash flows on a Non GAAP Basis (Unaudited)

	Nine months ended September 30,
U.S. dollars in thousands	2014	2013

Cash flows from operating activities:

Net income	$59,668	$47,336
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,740	11,100
Share-based compensation expense	1,942	1,980
Accrued severance pay, net	67	95
Changes in deferred tax, net	(2,400)	1,396
Capital gains	-	(22)
Foreign currency translation gains	-	(132)
Increase in trade receivables	(15,097)	(10,361)
Increase in other accounts receivable and prepaid expenses	(5,004)	(8,203)
Increase in inventories	(17,839)	(3,157)
Increase (decrease) in trade payables	(2,163)	8,572
Increase (decrease) in warranty provision	(503)	359
Increase in accrued expenses and other liabilities including related parties	1,638	6,509

Net cash provided by operating activities	33,049	55,472

Cash flows from investing activities:

Settlement of contingent liability in connection with Prema Asia acquisition	(150)	-
Purchase of property, plant and equipment	(42,429)	(17,424)
Decrease (increase) in long term deposits and prepaid expenses	788	(396)

Net cash used in investing activities	(41,791)	(17,820)

Cash flows from financing activities:

Repayment of long-term loans	-	(5,372)
Short-term bank credit and loans, net	(4,068)	1,932
Repayment of a financing leaseback related to Bar-Lev transaction	(899)	(854)

Net cash used in financing activities	(4,967)	(4,294)

Effect of exchange rate differences on cash and cash equivalents	(792)	(1,145)

Increase (decrease) in cash and cash equivalents and Short term bank deposits	(14,501)	32,213
Cash and cash equivalents Short term bank deposits at beginning of the period	92,248	72,733

Cash and cash equivalents and Short term bank deposits at end of the period	$77,747	$104,946

Non - cash investing:
Purchase of fixed assets with credit from suppliers	5,252	6,438

Caesarstone Sdot-Yam Ltd. and its subsidiaries (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2014	2013	2014	2013

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$27,419	$16,461	$59,668	$47,336
Finance expenses (income), net	(1,029)	1,113	1,956	898
Taxes on income	4,838	3,343	10,428	7,996
Depreciation and amortization	4,196	3,803	12,740	11,100
Excess cost of acquired inventory (a)	123	31	231	173
Share-based compensation expense (b)	524	480	1,942	1,980
Inventory - change of estimate (c)	-		-	(3,458)
Follow-on offering expenses (d)	-	-	657	1,470
Provision for employees fringe benefits (e)	-	-	939	-
Settlement with the tax authorities (f)	(134)	-	(134)	-
Adjusted EBITDA (Non-GAAP)	$35,937	$25,231	$88,427	$67,495

(a)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor and Caesarstone Australia Pty Limited's inventory that was  purchased from its distributor, and the standard cost of the Company's inventory- which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.

(b)	In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company.

In 2014, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as expenses related to share-based rights granted during the period.

(c)	Relates to a change in estimate for the value of inventory following the implementation of the Company's new ERP system in April 2013.
(d)
In 2013, consists of direct expenses related to a follow-on offering that closed in April 2013, including a bonus paid by the Company' former shareholder, Tene, to certain of its employees that under US GAAP the Company is required to expense against paid-in capital.

In 2014, consists of direct expenses related to a follow-on offering that closed in June 2014.
(e)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the National Insurance Intitute of Israel.
(f)	Relates to a refund of Israeli value added tax (VAT) associated with a bad debt from 2007

Caesarstone Sdot-Yam Ltd. and its subsidiaries (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2014	2013	2014	2013

Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$26,545	$16,103	$58,021	$46,339
Excess cost of acquired inventory (a)	123	31	231	173
Share-based compensation expense (b)	524	480	1,942	1,980
Inventory - change of estimate (c)	-	-	-	(3,458)
Follow-on offering expenses (d)	-	-	657	1,470
Provision for employees fringe benefits (e)	-	-	939	-
Settlement with the tax authorities (f)	(134)	-	(134)	-
Tax adjustment (g)	-	-	342	-
Total adjustments	513	511	3,977	165
Less tax on non-tax adjustments (h)	90	69	523	24
Total adjustments after tax	423	442	3,454	141

Adjusted net income attributable to controlling interest (Non-GAAP)	$26,968	$16,545	$61,475	$46,480
Adjusted diluted EPS (i)	$0.76	$0.47	$1.74	$1.32

(a)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor and Caesarstone Australia Pty Limited's inventory that was  purchased from its distributor, and the standard cost of the Company's inventory- which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.

(b)	In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company.

In 2014, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as expenses related to share-based rights granted during the period.

(c)	Relates to a change in estimate for the value of inventory following the implementation of the Company's new ERP system in April 2013.
(d)
In 2013, consists of direct expenses related to a follow on-offering that closed in April 2013, including a bonus paid by the Company' former shareholder, Tene, to certain of its employees that under US GAAP the Company is required to expense against paid-in capital.

In 2014, consists of direct expenses related to a follow on offering that closed in June 2014.
(e)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the National Insurance Intitute of Israel.
(f)	Relates to a refund of Israeli value added tax (VAT) associated with a bad debt from 2007
(g)	Tax adjustment as a result of tax settlement with the Israeli tax authorities.
(h)	The tax adjustments for the three and nine months ended September 30, 2014 and 2013 were based on the effective tax rate (excluding adjustments to the tax line item) for these periods, respectively.
(i)	In calculating adjusted diluted (non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Geographic breakdown of revenues by region (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2014	2013	2014	2013

USA	50,463	34,144	135,984	88,740
Australia	30,791	22,584	79,554	65,579
Canada	16,937	13,312	44,056	37,156
Israel	11,228	10,947	32,411	31,478
Europe	6,151	5,962	18,129	16,351
Rest of World	7,714	7,371	23,628	20,437
	$123,284	$94,320	$333,762	$259,741